UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 11)*
X-RITE, INCORPORATED (Name of Issuer)
Common Stock, par value $.10 per share (Title Class of Securities)
983857103 (CUSIP Number)
Dan Friedberg Sagard Capital Partners, L.P. 325 Greenwich Avenue Greenwich, CT 06830 203-629-6700 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 10, 2012 (Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983857103	Page 1 of 3

1	Name of Reporting Person: Sagard Capital Partners, L.P. I.R.S. Identification No. of Above Person (Entities Only): 20-3332164
2	Check the Appropriate Box if a Member of a Group (See instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
NUMBER OF SHARES	7	Sole Voting Power: -0-
BENEFICIALLY OWNED	8	Shared Voting Power: 13,518,665
BY EACH REPORTING	9	Sole Dispositive Power: -0-
PERSON WITH	10	Shared Dispositive Power: 13,518,665
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,518,665
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11): 15.7%
14	Type of Reporting Person: PN

CUSIP No. 983857103	Page 2 of 3

1	Name of Reporting Person: Sagard Capital Partners GP, Inc. I.R.S. Identification No. of Above Person (Entities Only): 20-3331555
2	Check the Appropriate Box if a Member of a Group (See instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
NUMBER OF SHARES	7	Sole Voting Power: -0-
BENEFICIALLY OWNED	8	Shared Voting Power: 13,518,665
BY EACH REPORTING	9	Sole Dispositive Power: -0-
PERSON WITH	10	Shared Dispositive Power: 13,518,665
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,518,665
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11): 15.7%
14	Type of Reporting Person: CO

CUSIP No. 983857103	Page 3 of 3

1	Name of Reporting Person: Sagard Capital Partners Management Corporation I.R.S. Identification No. of Above Person (Entities Only): 20-2402055
2	Check the Appropriate Box if a Member of a Group (See instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
NUMBER OF SHARES	7	Sole Voting Power: 208,900
BENEFICIALLY OWNED	8	Shared Voting Power: 13,309,765
BY EACH REPORTING	9	Sole Dispositive Power: 208,900
PERSON WITH	10	Shared Dispositive Power: 13,309,765
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,518,665
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11): 15.7%
14	Type of Reporting Person: CO

Statement on Schedule 13D

This Amendment No. 11, filed on behalf of Sagard Capital Partners, L.P., a Delaware limited partnership (“Sagard”), Sagard Capital Partners GP, Inc., a Delaware corporation (“GP”), and Sagard Capital Partners Management Corporation, a Delaware corporation (“Manager” and together with Sagard and GP, the “Reporting Persons”), amends and supplements the Schedule 13D (the “Schedule 13D”) filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on March 10, 2008, as heretofore amended, relating to the Common Stock, par value $0.10 per share (the “Shares”), of X-RITE, INCORPORATED, a Michigan corporation (the “Issuer”).

Item 4.                 Purpose of the Transaction.

Item 4 is hereby amended to include the following:

On April 10, 2012, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Danaher Corporation, a Delaware corporation (“Parent”), Termessos Acquisition Corp., a Michigan corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Issuer, pursuant to which, among other things, Merger Sub agreed to make a cash tender offer (the “Tender Offer”) to acquire all of the Issuer’s outstanding Issuer Common Stock at a purchase price of $5.55 per share, and, following completion of such Tender Offer, Merger Sub will be merged with and into the Issuer (the “Merger”) with the issuer surviving the Merger as the wholly-owned subsidiary of Parent, in each case on the terms and subject to the conditions set forth in the Merger Agreement.  At the effective time of the Merger (the “Effective Time”), all remaining outstanding shares of Issuer Common Stock not tendered in the Tender Offer will be acquired for cash at $5.55 per share, on the terms and conditions set forth in the Merger Agreement.  For a more detailed description of the Merger Agreement, please see the Current Report on Form 8-K filed by the Issuer on April 11, 2012.

In connection with the entry into the Merger Agreement by the parties thereto, Sagard entered into a Tender and Support Agreement with Parent and Merger Sub, (the “Support Agreement”).  The Support Agreement provides that Sagard shall, among other things: (a) tender 7,917,898 shares of Issuer Common Stock beneficially owned by Sagard (the “Subject Shares”) to Merger Sub; (b) vote all Subject Shares (i) in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereunder, and (ii) against (A) any action or agreement which would in any material respect impede, interfere with or prevent the Tender Offer or the Merger, (B) any Alternative Proposal (as defined in the Merger Agreement) or (C) any action, proposal, transaction or agreement that would reasonably be expected to result in the occurrence of any condition set forth in Annex I to the Merger Agreement or result in any breach of any covenant, representation or warranty or any other obligation or agreement of Sagard under the Support Agreement; (c) not transfer, sell, assign, gift, hedge, pledge or otherwise dispose of any shares of Issuer Common Stock or any right or interest therein or enter into any contract, option or other agreement, arrangement or understanding with respect to any such transfer of, Subject Shares or any right or interest therein; (d) not grant any proxy, power-of-attorney or other authorization with respect to the Subject Shares; and (e) not take or permit any other actions that would in any way restrict, limit or interfere with the performance of Sagard’s obligations under the Support Agreement.

In addition, pursuant to the Support Agreement, Sagard has agreed: (i) not to commence or join in, and agreed to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Issuer or any of their respective successors (x) challenging the validity of, or seeking to enjoin the operation of, any provision of the Support Agreement or (y) alleging breach of any fiduciary duty of any person in connection with the negotiation and entry into the Merger Agreement; and (ii) prior to the Acceptance Time (as defined in the Merger Agreement), to enter into irrevocable agreements to terminate the Key Stockholder Agreements (as defined in the Merger Agreement) to which it is a party, which termination shall be conditioned solely upon the occurrence of the closing of the Merger.

Pursuant to the Support Agreement, Sagard also agreed (A) not to, and not to authorize or permit any of its representatives to, directly or indirectly: (i) initiate, solicit, propose, knowingly encourage or knowingly facilitate the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Alternative Proposal; (ii) enter into any agreement with respect to any Alternative Proposal; (iii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any information or data concerning the Issuer or any of its subsidiaries to any person relating to, any Alternative Proposal  or any proposal or offer that could reasonably be expected to lead to an Alternative Proposal; or (iv) tender any Subject Shares in connection with an Alternative Proposal; and (B) to, and cause its representatives to, immediately cease all discussions and negotiations with any person that may be ongoing with respect to any proposal that constitutes, or is reasonably expected to lead to, any Alternative Proposal.

The Support Agreement does not limit or otherwise affect the actions of Sagard or any affiliate, employee or designee of Sagard or any of its affiliates in its capacity, if applicable, as an officer or director of the Issuer.

The Support Agreement will automatically terminate upon the first to occur of: (i) the termination of the Merger Agreement in accordance with its terms; (ii) the Effective Time; (iii) the Tender Offer shall have terminated or the Expiration Date (as defined in the Merger Agreement) shall have occurred, in each case without acceptance for payment of the Subject Shares pursuant to the Tender Offer; (iv) the date of any material modification, waiver or amendment to any provision of the Merger Agreement or the terms of the Tender Offer that reduces the amount, changes the form or otherwise adversely affects the consideration payable to Sagard pursuant to the Merger Agreement as in effect as of the date of the Support Agreement; (v) any amendment, modification or waiver of the Minimum Condition (as defined in the Merger Agreement) such that Parent or Merger Sub would beneficially own less than a majority of the of the Issuer Common Stock then outstanding on a fully diluted basis after giving effect to the consummation of the Tender Offer; and (vi) the mutual written consent of the parties to the Support Agreement.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, a form of which is filed as Exhibit 1 hereto.

It is the present intention of Sagard to tender in the Tender Offer all of the Issuer Common Stock held by Sagard (or its affiliates) and, if applicable, vote or cause to be voted all such shares of Issuer Common Stock in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby, assuming compliance in each case with the terms and conditions of the Merger Agreement.  The Reporting Persons may, at any time, review and reconsider this intention and reserve the right to change this position with respect to all or a portion of such shares, subject to those terms of the Support Agreement which restrict tendering and voting the Subject Shares.

Item 5.                 Interest in Securities of the Issuer.

Items 5(a) - (e) are hereby amended and restated in their entirety as follows, in each case subject to the disclosure regarding the Support Agreement in Item 4 above:

(a)           Each Reporting Person is deemed to beneficially own 13,518,665 Shares, which represents 15.7% of the outstanding Shares, based upon 86,281,412 Shares outstanding as of April 9, 2012, based on information provided by the Issuer to the Reporting Persons.  Of such Shares, (i) Sagard is the record owner of 13,309,765 Shares and (ii) Manager beneficially owns an additional 5,589 Shares and options to acquire 203,311 Shares granted to Mr. Friedberg under the Issuer’s 2008 Omnibus Long Term Incentive Plan and 2011 Omnibus Long Term Incentive Plan, which are held for the benefit of Manager and are exercisable or vested within 60 days.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by Power Corporation of Canada and certain of its subsidiaries, including Sagard.  The filing does not reflect securities beneficially owned, if any, by any subsidiaries of Power Corporation of Canada whose ownership of securities is disaggregated from that of Power Corporation of Canada in accordance with the Release.

(b)	Sole power to vote or direct the vote:

	Sagard Capital Partners, L.P.	0

	Sagard Capital Partners GP, Inc.	0

	Sagard Capital Partners Management Corporation	208,900

	Shared power to vote or direct the vote:

	Sagard Capital Partners, L.P.	13,518,665

	Sagard Capital Partners GP, Inc.	13,518,665

	Sagard Capital Partners Management Corporation	13,518,665

	Sole power to dispose or to direct the disposition:

	Sagard Capital Partners, L.P.	0

	Sagard Capital Partners GP, Inc.	0

	Sagard Capital Partners Management Corporation	208,900

	Shared power to dispose or direct the disposition:

	Sagard Capital Partners, L.P.	13,518,665

	Sagard Capital Partners GP, Inc.	13,518,665

	Sagard Capital Partners Management Corporation	13,309,765

The power to vote or to direct the vote or to dispose or direct the disposition of the Shares reported herein is shared among the Reporting Persons except as set forth in Item 5(a).

(c)  Except as disclosed in Item 4, none of the Reporting Persons has effected any transaction in the Shares during the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

Item 6.                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following:

The information provided in Item 4 is hereby incorporated by reference.

Sagard is a party to the Support Agreement which is listed as Exhibit M hereto.

Item 7.                 Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit M – Tender and Support Agreement dated as of April 10, 2012 by and among Danaher Corporation, a Delaware corporation, Termessos Acquisition Corp., a Michigan corporation, and Sagard (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K dated April 11, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 12, 2012	SAGARD CAPITAL PARTNERS, L.P.
	By:	Sagard Capital Partners GP, Inc., its general partner
	By:	/s/ Dan Friedberg
		Name:	Dan Friedberg
		Title:	President

SAGARD CAPITAL PARTNERS GP, INC.
By:	/s/ Dan Friedberg
	Name:	Dan Friedberg
	Title:	President

SAGARD CAPITAL PARTNERS MANAGEMENT CORPORATION
By:	/s/ Dan Friedberg
	Name:	Dan Friedberg
	Title:	President